Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - July 2019

Mumbai, August 2, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for July 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		July 2018	July 2019	July 2018	July 2019	July 2018	July 2019
Micro	NANO	51	0	50	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	11660	6933	11416	6137	17	45
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	4706	4385	4226	3344	93	118
UV2	SAFARI, HARRIER	592	1353	549	840	0	1
UV3	ARIA, HEXA	969	400	838	164	0	0
V1	MAGIC EXPRESS	0	48	0	0	0	0
V2	ACE MAGIC, MAGIC IRIS	786	488	2331	184	41	90
N1- A1	ACE, ACE EX, ACE Zip	15029	7634	11377	7607	881	647
N1- A2	Super ACE, TATA207, XENON, Winger DV	5567	6414	4262	3330	457	639
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	353	724	399	39	13	14
M2- A2	Winger 14 seats, SFC407, CityRide	466	372	283	887	2	6
N2- A1	SFC407, LPT407	907	1006	1579	1180	161	242
N2- A2	SFC709, LPT709	1537	1415	405	324	189	170
N2- A3	LPT9109	1196	473	1020	953	102	39
N2- A4	LPT1109	960	776	981	710	363	96
M3- A2	LP709, SFC410, LP410	668	370	943	747	212	149
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	460	873	605	563	187	162
M3- C2	LPO1512, LPO1612, Starbus, Divo	339	691	399	464	313	181
N3- A1	LPT1613, LPK1616, SK1613	4468	2285	1467	1235	1026	376
N3- B1(a)	LPT2518, LPK2518	3562	1810	3262	1674	456	261
N3- B1(b)	LPT3118	3911	2833	3249	1893	65	20
N3- B2(b)	LPS3518. LPS3015, LPS3516	220	150	222	76	46	89
N3- B2(d)	LPS4018, LPS4023	1012	283	843	198	341	0
N3- B2(e)	LPS4928	1090	318	1190	389	6	29

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia

through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.